September 23, 1998




United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:    Mr. Terry Hatfield

         Re: Value America, Inc. Registration Statement on Form S-1 Registration No. 333-58469

Gentlemen:

         Pursuant to Rule 477(a) under the Securities Act of 1933, Value America, Inc. hereby makes application to immediately withdraw the above-described Registration Statement. No sales of securities have been made under the Registration Statement. We are requesting to withdraw the Registration Statement because we have concluded that adverse market conditions preclude a sale of the registered securities on terms that the Company believes are appropriate at this time.

                              VALUE AMERICA, INC.


                              By: /s/ Craig A. Winn
                                  -----------------------------------------
                                  Craig A. Winn, Chairman,
                                  Chief Executive Officer and President